MEDIA RELEASE

SHAW COMMUNICATIONS ANNOUNCES NEW STRUCTURE
TO ENHANCE EFFICIENCY AND PRODUCTIVITY AND TO IMPROVE
CUSTOMER SERVICE CAPABILITIES OF CABLE AND SATELLITE OPERATIONS

CALGARY, April 14, 2014 – Shaw Communications today announced changes to the structure of its operating units that will improve overall efficiency while enhancing its ability to grow as the leading content and network experience company.

“The roles and structure we established years ago to support us as a cable company can no longer support our growth,” said Brad Shaw, CEO, Shaw Communications Inc. “We are eliminating duplication of work and organizing our activities and operations in a way that best meets the needs of our customers and viewers.

“We are leaders in an industry that is constantly evolving, and the changes we’re making in our company will allow us to give our viewers and customers more of what they love,” Mr. Shaw said.

Operation of Shaw’s residential cable, satellite, Internet and home phone services will be consolidated into a new Consumer business unit. Shaw’s enterprise services – including cable, telephony, satellite, and tracking – will be integrated into a new Business unit. Shaw’s Media business will continue to be managed as a standalone unit.

Shaw also announced it has combined its engineering and IT functions into a single Technology and Network Operations (TNO) team.

Approximately 400 management and non-customer facing roles will be affected by the organizational changes. To support the new structure, Shaw will be hiring upwards of 100 people and investing resources in specific areas, including procurement, supply chain, marketing, pricing, network architecture, and next generation products.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For media inquiries, please contact:
Shaw Communications Inc.
Chethan Lakshman, VP, Public Relations and Corporate Communications
(403) 930-8448 chethan.lakshman@sjrb.ca